UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42294

Wellchange Holdings Company Limited

(Translation of registrant’s name into English)

Unit 7 On 25th Floor Global Gateway Tower, No.63 Wing Hong Street,

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

As disclosed in the report on Form 6-K of Wellchange Holdings Company Limited (the “Company”), at an annual shareholder meeting held on August 7, 2025 (the “Meeting”), the shareholders approved a reverse split of all of the Company’s authorized and issued Class A ordinary shares and Class B ordinary shares, at a ratio of not less than 1-for-5 and not more than 1-for-50, with the final ratio to be determined by the Board of Directors in its sole discretion at any time after approval by the shareholders, and authorize the Board of Directors to implement such reverse split at its discretion at any time prior to the one-year anniversary of the Meeting.

On January 28, 2026, the Board of Directors of the Company approved a reverse split of all of the Company’s authorized and issued Class A ordinary shares and Class B ordinary shares at a ratio of one-for-fifty (1-for-50) (the “Reverse Stock Split”).

Immediately prior to the Reverse Stock Split and as of the date hereof, the Company has 153,265,000 ordinary shares issued and outstanding, consisting of 145,265,000 Class A ordinary shares and 8,000,000 Class B ordinary shares. The Reverse Stock Split will reduce the number of outstanding Class A ordinary shares of the Company from 145,265,000 to approximately 2,905,300 and will reduce the number of outstanding Class B ordinary shares of the Company from 8,000,000 shares to approximately 160,000 shares. Every fifty (50) outstanding Class A ordinary shares will be combined into and automatically become one post-Reverse Stock Split Class A ordinary share. Every fifty (50) outstanding Class B ordinary shares will be combined into and automatically become one post-Reverse Stock Split Class B ordinary share. No fractional shares will be issued in connection with the Reverse Stock Split. Instead, the Company will issue one full post-Reverse Stock Split Class A ordinary share or Class B ordinary share, as applicable, to any shareholder who would have been entitled to receive a fractional share as a result of the process. As a result of the Reverse Stock Split, the par value of the Class A ordinary shares and Class B ordinary shares will be increased to $0.0025 per share and the number of authorized ordinary shares will be reduced to 20,000,000 ordinary shares, comprising of 18,000,000 Class A ordinary shares and 2,000,000 Class B ordinary shares.

Upon the opening of the market on March 6, 2026, the Company’s Class A ordinary shares will begin trading on the Nasdaq Capital Market (“Nasdaq”) on a post-Reverse Stock Split basis under the current symbol “WCT”. The new CUSIP number following the Reverse Stock Split is G9545M123.

The Company believes that the Reverse Stock Split is in the best interest of the Company and its shareholders and is being undertaken for proper corporate purposes.

Pursuant to the warrants to purchase 44,275 Class A ordinary shares, expiring on October 1, 2029, with an exercise price of US$4.80 per share, the exercise price and the number of Class A ordinary shares issuable upon exercise of such warrants shall be adjusted in the event of any share consolidation, subdivision or similar capital reorganization by dividing the number of ordinary shares into which the warrants are exercisable by the applicable consolidation ratio and multiplying the exercise price thereof by such consolidation ratio, in each case in accordance with the terms of the applicable warrant and subject to rounding to the nearest whole share.

Attached to this Report as Exhibit 99.1 is a copy of the press release dated March 4, 2026 titled “Wellchange Holdings Company Limited Announces 1-for-50 Reverse Stock Split Effective March 6, 2026”

This Report shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-287845), and to be a part thereof from the date on which this current report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
99.1	Press Release - Wellchange Holdings Company Limited Announces 1-for-50 Reverse Stock Split Effective March 6, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2026	Wellchange Holdings Company Limited

	By:	/s/ Shek Kin Pong
	Name:	Shek Kin Pong
	Title:	Chief Executive Officer

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